SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

dated September 7, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC.  AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

The Securities and Exchange Commission has amended Form 20-F to provide four options for foreign private issuers that are first-time adopters of International Financial Reporting Standards (IFRS) and are required to provide interim financial statements in Securities Act or Exchange Act documents used after nine months from the financial year end.  BP is using the US GAAP condensed financial information option.  This option allows foreign companies to use condensed US GAAP financial information to bridge the gap in interim financial information between previous GAAP and IFRS.  The condensed US GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements and should be read in conjunction with the unaudited interim financial statements and notes included in BP’s Form 6-K for the period ended June 30, 2005.

The following financial information is the unaudited US GAAP condensed financial information of BP for the six month periods ended June 30, 2005 and 2004, for the year ended December 31, 2004 and as at June 30, 2005, December 31, 2004 and June 30, 2004.

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Six months ended June 30		Year ended December 31
	2005	2004	2004
	($ million, except per share amounts)
Sales and other operating revenues	165,815	138,775	284,932
Earnings from jointly controlled entities – after interest and tax	1,064	790	1,952
Earnings from associates – after interest and tax	218	204	463
Interest and other revenues	353	250	673
Total revenues	167,450	140,019	288,020
Gain on sale of businesses and fixed assets	1,400	1,615	1,904
Total revenues and other income	168,850	141,634	289,924
Purchases	125,965	106,383	217,364
Production and manufacturing expenses	11,916	10,153	20,163
Production and similar taxes	1,346	949	2,149
Depreciation, depletion and amortization	4,751	4,593	11,190
Impairment and losses on sale of businesses and fixed assets	299	779	1,735
Exploration expense	299	244	637
Distribution and administration expenses	6,683	5,966	13,619
Fair value (gain) loss on embedded derivatives	743	—	—
Profit before interest and taxation	16,848	12,567	23,067
Interest payable	290	193	440
Other finance expense	34	52	132
Profit before taxation	16,524	12,322	22,495
Taxation	4,758	3,295	5,470
Profit for the period	11,766	9,027	17,025
Attributable to:
BP shareholders	11,636	8,951	16,838
Minority interest	130	76	187
	11,766	9,027	17,025
Earnings per share – cents
Profit attributable to BP shareholders
Basic	54.48	40.69	77.16
Diluted	53.73	39.85	75.81
Earnings per American Depository share - cents
Profit attributable to BP shareholders
Basic	326.88	244.14	462.96
Diluted	322.38	239.10	454.86

BP p.l.c. AND SUBSIDIARIES

US GAAP CONDENSED FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	At June 30,	At December 31,	At June 30,
	2005	2004	2004
	($ million)
Noncurrent assets
Property, plant and equipment	95,028	97,079	93,546
Goodwill	11,227	11,537	10,888
Other intangible assets	4,557	4,244	4,795
Investments in jointly controlled entities	14,547	14,768	15,144
Investments in associates	5,713	5,486	5,326
Other investments	748	811	674
Fixed assets	131,820	133,925	130,373
Loans and other receivables	12,415	9,523	9,862
	144,235	143,448	140,235
Current assets
Inventories	17,773	15,745	12,512
Trade and other receivables	46,339	44,282	33,239
Current tax receivable	155	157	79
Cash and cash equivalents	1,360	1,359	1,590
	65,627	61,543	47,420
Total assets	209,862	204,991	187,655
Current liabilities
Trade and other payables	51,770	48,850	38,637
Finance debt	6,506	10,184	7,393
Current tax payable	5,269	4,131	4,658
Provisions	1,423	715	865
	64,968	63,880	51,553
Noncurrent liabilities
Other payables	8,175	4,459	5,700
Finance debt	13,317	13,250	12,842
Deferred tax liabilities	20,349	20,943	21,513
Provisions	15,515	16,361	14,590
	57,356	55,013	54,645
Total liabilities	122,324	118,893	106,198
Net assets	87,538	86,098	81,457
Capital shares
Preference	21	21	21
Ordinary	5,294	5,382	5,447
Paid-in surplus	6,645	6,366	4,785
Merger reserve	27,183	27,162	27,131
Other reserves	23	44	75
Shares held by ESOP trusts	(115)	(82)	(65)
Revaluation of available-for-sale investments	209	—	—
Cash flow hedges	(278)	—	—
Exchange differences on translation of foreign operations	3,254	5,616	3,309
Treasury shares	(3,286)	—	—
Share-based payments	552	434	320
Retained earnings	46,864	39,812	39,202
BP shareholders’ equity	86,366	84,755	80,225
Minority interest	1,172	1,343	1,232
Total equity	87,538	86,098	81,457

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: September 7, 2005	/s/ D J Pearl
D J PEARL Deputy Company Secretary